NEWS RELEASE

EMX Royalty Options Kuusamo Battery Metals Project in Finland to Sienna

Vancouver, British Columbia, May 25, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an amendment to its Option Agreement with Sienna Resources Inc. ("Sienna") (TSX Venture: SIE), originally signed in December, 2017. The amendment will restructure the terms of the Option Agreement for the Slättberg nickel-copper-cobalt-PGE (Ni-Cu-Co-PGE) project in southern Sweden, and Sienna will enter a two year option period to acquire EMX's Kuusamo Ni-Cu-Co-PGE project in Finland in exchange for a royalty, satisfying work commitments, and making payments of cash and equity to EMX.

The Kuusamo battery metals project (the "Project") is comprised of two exploration "reservation" properties located adjacent to and near EMX's Kaukua PGE royalty property in Finland, which is being advanced by Palladium One Mining Inc.1 The highly prospective Kuusamo project hosts similar styles of mineralization located within the same mafic intrusive complex and along trend of the mineralization at Kaukua. Both the Kuusamo and Kaukua properties show Ni-Cu-Co-PGE enriched sulfide horizons near the base of a mafic intrusive complex. Geologic maps of the area depicting this horizon show that it extends for nearly 30 kilometers along strike within the EMX reservation areas.

Sienna and EMX have been working together to advance the Slättberg Ni-Cu-Co-PGE project in southern Sweden, a relationship that will now extend to Finland. The addition of Kuusamo as an additional property optioned to Sienna is another example of the execution of EMX's royalty generation business model. EMX forms partnerships with companies that are adept at funding exploration and advancing projects, even in challenging market conditions, to the benefit of both companies and their shareholders.

Battery metals projects such as Kuuasmo, Slättberg and Kaukua have been a recent focus for EMX's exploration programs in Fennoscandia, which provide additional commodity optionality to EMX's rapidly expanding portfolio of royalty and mineral project interests around the world.

Summary of Commercial Terms. Sienna can earn a 100% interest in the Kuusamo Project in Finland (the "Project"), subject to a 3% NSR royalty to EMX by:

  Issuing an additional 500,000 shares of SIE to EMX upon execution of the amendment agreement,
  Spending a minimum of C$250,000 on exploration and Project advancement over the next two years,
  Reimbursing EMX for its acquisition costs and expenses related to the Kuusamo project, and
  Issuing 1,500,000 additional shares of SIE to EMX at the end of the two year option period.

If Sienna satisfies the conditions of the option agreement and elects to acquire the Project, EMX will receive annual advance royalty ("AAR") payments of US$25,000 commencing on the first anniversary of the option exercise date, with each AAR payment increasing by US$5,000 per year until reaching a cap of US$75,000 per year.

Under certain conditions, 0.5% of the 3% NSR royalty retained by EMX can be repurchased.

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1 See EMX News Release dated February 25, 2020.

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Kuusamo Project Overview. Ni-Cu-Co-PGE mineralization on the Kuusamo property is hosted by the Koillismaa Layered Igneous Complex ("KLIC"), a 2.4-2.5 billion year old layered mafic intrusive complex located in north-central Finland. The KLIC forms part of an east-west trending belt of similar intrusions and nickel, copper and PGE deposits that cross through Finland and into Russia.

Ni-Cu-Co-PGE-enriched magmatic sulfide mineralization occurs near the base of the KLIC and has been mapped and drilled throughout the area. The Kuusamo Project covers substantial parts of the base of the KLIC and records show that at least five target areas have been drilled historically within the Kuusamo Project over the past 50 years, with most activity taking place in 1973, followed by drilling in 1997 and again from 2000-2005. However, almost all of the historic drilling was shallow, with most holes having reached depths of only 50-75 meters. Multiple phases of airborne and ground geophysical surveys have also been run across portions of the Project, with the data having been compiled by and acquired from the Geological Survey of Finland (GTK).

EMX and Sienna will leverage this historic information and apply modern and updated geologic models to continue exploring the historic targets at deeper levels and to generate new targets on the Project.

Modifications to the Slättberg Option Terms. In addition to entering an option agreement for the Kuusamo project, EMX and Sienna have also modified the terms of the Slättberg Option Agreement. The original option period will be extended to October 31, 2020, subject to the following conditions:

  Sienna will conduct an additional C$250,000 in exploration on the Slättberg project before October 31, 2020; and
  To exercise the option to acquire a 100% interest in the Slättberg project, Sienna will issue to EMX an additional 1,500,000 shares of Sienna stock (reduced from the 3,000,000 shares specified in the original agreement).

If Sienna satisfies the conditions of the modified option agreement and elects to acquire the Slättberg project, EMX will receive annual advance royalty ("AAR") payments of US$25,000 commencing on the first anniversary of the option exercise date, with each AAR payment increasing by US$5,000 per year until reaching a cap of US$75,000 per year.

EMX will retain a 3% NSR royalty on the Slättberg project, 0.5% of which may be repurchased under certain conditions.

Plans for Further Exploration at Slättberg. Sienna announced on May 20, 2020 the signing of a drill contract for the Slättberg project and intends to immediately commence drilling (see Sienna News Release dated May 20, 2020). The current program will continue to test the down dip extensions of Ni-Cu-Co-PGE mineralization intercepted by previous drill campaigns in 2018 and 2019.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

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Tel:  (604) 688-6390  Fax:  (604) 688-1157

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For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2020 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXRoyalty.com